May 25, 2010
VIA EDGAR CORRESPONDENCE
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attn:	Terry French, Accountant Branch Chief Gopal Dharia, Staff Accountant
555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

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Re:	Checkpoint Systems, Inc. Form 10-K for the fiscal year ended December 27, 2009 Filed February 23, 2010 File No. 001-11257 Response Letter Filed April 19, 2010
Dear Mr. Spirgel:
     On behalf of our client, Checkpoint Systems, Inc. (the “Company”), this letter sets forth the Company’s response to the comment of the Staff of the Securities and Exchange Commission received by letter dated May 11, 2010, to the above-referenced filings. For your convenience, we have set forth the Staff’s original comment immediately preceding the Company’s response.
Item 7-Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Valuation of Long-Lived Assets, page 16
1.	We note that $172 million of goodwill is allocated to reporting units in the Shrink Management segment. In your response to comment one from our letter dated March 30, 2010, you provided revised disclosures indicating that the fair values of the reporting units exceeded carrying value by more than 20%. It is unclear whether there is a potential risk of future goodwill impairment for any of the reporting units in this segment. If you believe fair value exceeds carrying value by a substantial amount, please expand your proposed disclosures to state that none of

May 25, 2010

the reporting units in the Shrink Management segment is at risk of failing step one of the goodwill impairment test.

Otherwise, you should disclose the following information for each reporting unit in which fair value is not substantially in excess of the carrying value:
•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Please provide us with your proposed disclosures and confirm that you will include the revised disclosures in your next Form 10-Q.
     Response:
     In response to this comment, the Company will include in future filings, beginning with the Company’s upcoming Quarterly Report on Form 10-Q, the following additional disclosure with respect to the reporting units in the Shrink Management segment:
Based on our most recent goodwill impairment assessment of the reporting units of the Shrink Management segment and our understanding of currently projected trends of the business and the economy, we do not believe that there is a significant risk of impairment for these reporting units for a reasonable period of time.
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May 25, 2010

     If you have any questions or comments with regard to this response or other matters, please call the undersigned at (202) 637-2165 or Alison Klein at (212) 906-1279.

Very truly yours,
/s/ Joel H. Trotter
Joel H. Trotter
of LATHAM & WATKINS LLP

cc:	Robert P. van der Merwe, Checkpoint Systems, Inc. Raymond D. Andrews, Checkpoint Systems, Inc. John R. Van Zile, Checkpoint Systems, Inc.